Operating Agreement
For
OLLY AWAKE LLC.

By

KEVIN TERRY SMITH

An Ohio Resident, President

September 2018

Operating Agreement for OLLY AWAKE LLC.

This Operating Agreement is made on this this day November 5, 2020 by Kevin Terry Smith, President of OLLY AWAKE LLC., an Ohio Company.

1. **GENERAL PROVISIONS**
   - **a.** The limited liability company will operate under the name OLLY AWAKE LLC. primarily in the State of Ohio.
   - **b.** Should one of the original Owner(s) leave the Company, or another is added, the Company may continue to operate under the name OLLY AWAKE LLC.at the consent of the former Owner(s).
   - **c.** The Company will operate as a Limited Liability Company as defined under the Ohio Revised Code.
   - **d.** The Company is operating for the retail of gender neutral apparel and accessories, as well as for any purpose that individuals may lawfully associate themselves for commercial gain.
   - **e.** The Company will continue into perpetuity or until the Owner(s) agree to terminate it.
   - **f.** Should an arbitrator or court of law declare any part of this agreement unenforceable, such a declaration will not void the agreement as a whole.
   - **g.** Names and Addresses of Members are attached as Schedule 1 to this Agreement.

2. **FINANCIAL RECORDS**
   - **a.** All funds of the Company will be deposited in its name into checking and other accounts chosen by the Owner(s).
   - **b.** Withdrawals from Company accounts will be made upon checks signed by the Owner(s).
   - **c.** The Company financial records will be kept at the location of the business namely: 1098 Highland Street Columbus, Ohio 43201
   - **d.** All Owner(s) will have access to all financial records at all times.
   - **e.** The records will be kept on a fiscal year basis, and they will be closed, balanced, and audited at the end of each fiscal year.
   - **f.** All Owner(s) will maintain accurate time and compensation records, and such records will be stored in such a way that other Owner(s) may inspect them and compare them against bank records at any time.
   - **g.** Owner(s) will take turns reviewing the time, compensation, and bank records on a quarterly basis to ensure both accurate records and lack of impropriety.

3. **OWNER(S)**
   - **a.** There will be one tier of Owner(s) only, and all Owner(s) will be equity Owner(s).
   - **b.** Owner(s) will each contribute capital into the Company's capital account at each Owner(s)'s discretion.
   - **c.** Owner(s) will share the profits and losses of the Company in proportion to his or her percent ownership in the Company.
   - **d.** No interest will be paid on original or any subsequent capital contributions.
   - **e.** The nature of Owner(s) compensation will be open and known to all Owner(s) in the Company.

f. Owner(s) will have one vote per capita, and unless otherwise provided in this agreement, a majority of Owner(s) will decide each vote.

4. **Management Duties and Restrictions**: Management of the Company is reserved to Kevin Terry Smith to be delegated as they may deem appropriate from time to time

5. **Personnel**
   a. Joining New Owners
      i. New Owners may be added to the Company by unanimous vote of the existing Owner(s).
      ii. The amount of a new Owner's capital contribution shall be determined by the existing Owner(s) on a case-by-case basis.
   b. Hiring Staff: non-Owner(s) staff may be hired by the president.
   c. Nepotism: prospective new Owner(s) and employees who are members of an Owner(s)'s family may be hired only upon unanimous vote of all the Owner(s).

6. **Dispute Resolution**
   a. Any controversy of claim arising out of or relating to this agreement will be settled by binding arbitration in accordance of the rules of the American Arbitration Association. Judgment upon any award rendered by an arbiter may be entered in any court having jurisdiction.
   b. Any disputes arising out of or relating to this agreement will be governed by the law of the state of Ohio.

7. **Leaving the Company**
   a. **Voluntary Withdrawal**
      i. An Owner may withdraw from the Company.
      ii. The departing Owners will not take any action that compromises the interests of the Company.
      iii. The departing Owner will give three months notice to the other Owners.
      iv. The remaining Owners retain the right to accelerate the date of the Owner's withdrawal
   b. **Involuntary Withdrawal**
      i. An Owner may be involuntarily withdrawn from the Company upon a unanimous vote of the other Owners if
         1. The Owner is convicted of a crime, not to include traffic or minor offenses.
         2. The Owner otherwise exposes the Company to liability to an Owner, employee, or third person.
         3. Or for other just cause as determined by the other Owners.
      ii. An involuntarily withdrawn Owner must not take any action that compromises the interests of the Company.

   c. **Death of an Owner**
      i. An Owner's death will not terminate the Company.

ii. In the event of Kevin Terry Smith's death, the company will continue to be operated by any other existing Owners

iii. If at the time of Kevin Terry Smith's death, he is the sole proprietor, the Company may be sold, including whatever assets, interests, rights, and title therein at the fair market value or whatever price his executor or administrator may deem reasonable.

8. DISSOLVING THE COMPANY

- **a.** The Company may be dissolved upon unanimous vote of all the Owners
- **b.** Upon dissolution, each Owner will assume assets and liabilities in proportion to his or her capital interest in the Company.
- **c.** Owners will share in the responsibility of winding up Company business, including the termination of leases, making the appropriate filings with state and local agencies, notifying clients, etc.
- **d.** The Owners will elect one Owner to be responsible for the Company's financial records upon dissolution.
- **e.** Each Owner agrees to indemnify the Company for his or her share of any Company losses.
- **f.** Except for claims arising out of this section of the Company Agreement, no Owner(s) may bring a claim against another Owner(s) or against the Company for violations of the Company Agreement after the Owner(s) have voted to dissolve the Company.
- **g.** An Owner does not waive a claim against another Owner(s) arising from section by allowing the other to ignore or break an obligation under this section of the Company Agreement.

9. REVIEWING THIS AGREEMENT

- **a.** The Owner(s) will meet to review this agreement at the close of each fiscal year.
- **b.** Any changes to the agreement must be in writing and approved by a majority vote of the Owner(s).
- **c.** Upon a unanimous vote of the Owner(s) to dissolve the Company, the Owner(s) may also vote to rescind section 8 of this Agreement in favor of a new and separate dissolution agreement. The vote to rescind section 8 may pass with a simple majority, and must be immediately replaced with a new and separate agreement.

In witness of the foregoing, the Owner has signed this Agreement as of the first day of September, 2018 in Columbus, Ohio

____
Kevin Terry Smith

LISTING OF MEMBERS - SCHEDULE 1

As of this day November 5, 2020 the following is a list of Members of the Company:

NAME	ADDRESS	% OWNERSHIP
Kevin Terry Smith	1098 Highland Street, Columbus, Ohio 43201	75%
Celeste Malvar-Stewart	391 E Livingston Avenue Columbus, OH 43215	25%

Authorized by Members to provide this Member Listing as of this day November 5, 2020.



Kevin Terry Smith



Celeste Malvar-Stewart